Exhibit 21.1

Subsidiaries of SYNNEX Corporation

Name of Subsidiary	State or Country in Which Organized
SYNNEX Canada Limited	Canada

SYNNEX Information Technologies (China) Ltd.	China

SYNNEX de Mexico, S.A. de C.V.	Mexico

SYNNEX Information Technologies (UK) Ltd.	United Kingdom

ComputerLand Corporation	California

Sennex Enterprises Limited	Hong Kong

SIT Funding Corporation	Delaware

MiTAC Industrial Corporation	California

License Online, Inc.	California

China Civilink (Cayman)	Cayman Islands

SYNNEX-Concentrix Corporation	British Virgin Islands

Concentrix Corporation	New York

SYNNEX Investment Holdings, Inc.	British Virgin Islands

SYNNEX Logistics Corporation	British Virgin Islands